Exhibit 99.1

1 May 5, 2022 NASDAQ: PROC Fourth Quarter & Full Year 2021 Financial Results

2 Forward Looking Statements Use of Projections This presentation was prepared for informational purposes only by Procaps Group, S . A . , a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9 , rue de Bitbourg, L - 1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Procaps” or “Procaps Group”) and contains financial forecasts with respect to certain financial metrics of Procaps . The independent registered public accounting firm of Procaps has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . The financial forecasts and projections in this presentation were prepared by the management of Procaps, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results . Procaps does not undertake any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise . In this presentation, certain of the above - mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Procaps or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Forward - Looking Statements This presentation includes “forward - looking statements . ” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) the inability to recognize the anticipated benefits of the business combination with Union Acquisition Corp . II (“Union II”), which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps’ public securities’ liquidity and trading ; (4) the lack of a market for Procaps’ securities ; (5) Procaps’ financial performance following the business combination ; (6) costs related to the business combination and being a public company ; (7) changes in applicable laws or regulations ; (8) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against Union II or Procaps following the business combination and related transactions, the impact of COVID 19 on Procaps’ business, the ability to maintain the listing Procaps’ ordinary shares and warrants on Nasdaq, costs related to the business combination and being a public company, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those relating to Procaps included under the header “Risk Factors” in the Registration Statement on Form F - 4 filed by Procaps with the SEC, as well as Procaps’ other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . IFRS Audited Financial Measures The financial statement information and data contained in this presentation have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board . Use of Non IFRS Financial Measures This presentation includes non - IFRS financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA, LTM Adjusted EBITDA margin and Net Debt - to - LTM Adjusted EBITDA ratio . Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ financial condition and results of operations . Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS . Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies . U . S . Dollar Amounts Certain amounts included herein have been expressed in U . S . dollars for convenience and, when expressed in U . S . dollars in the future, such amounts may be different from those set forth herein . Industry and Market Data ; Trademarks and Trade Names In this presentation, Procaps relies on and refers to information and statistics regarding the sectors in which Procaps competes and other industry data . Procaps obtained this information and statistics from third - party sources, including reports by market research firms . Procaps has not independently verified the accuracy or completeness of the data contained in these third - party sources and other publicly available information . Accordingly, neither Procaps nor its affiliates and advisors make any representations as to the accuracy or completeness of these data . Procaps has supplemented this information where necessary with information from Procaps’ own internal estimates, taking into account publicly available information about other industry participants and Procaps’ management’s best view as to information that is not publicly available . Procaps also owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in Luxembourg . No Investment or Legal Advice This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice .

3 Ruben Minski Procaps | Founder + Chairman of the Board + Chief Executive Officer Founder, President and Director (44 years) Chemical Engineering Owners / President Management Program Patricio Vargas Procaps | Global CFO Finance Vice President & Treasurer Chief Executive Officer Chief Financial Officer MBA Electrical & Industrial Engineering Advanced Management Program Today’s Presenters

4 Agenda I. Full Year 2021 Highlights II. Financial Summary III. Investment Summary IV. Q&A V. Appendix

5 Organic Growth has Exceeded Expectations for 2021 ▪ Fundamentals Driving Growth Remain Healthy ▪ Full year surpassed $400mm Net Revenues outperforming original guidance, with a 24% YoY growth ▪ Double - digit growth rates in all five business units ▪ Consistent Growth Across Products and Geographies ▪ Accelerated growth, particularly Procaps Colombia and CASAND driven by Rx and OTC ▪ Product launches have been key driver of growth ▪ Renewal Rate at 23.5%, approaching 25% target Double - Digit Annual Growth Rate: +24% Key Senior Hires and Human Capital are Key to Support our Growth ~$96M in revenues from Recently Launched Products Increased market share and footprint

6 Key Messages – Internationalization ▪ Robust Latin America Growth ▪ Combining all markets in the region, Procaps continues to be the Highest Growth Pharmaceutical Company in Latin America with 2.5% Market Share ▪ Internationalized over 160 products in 2021 ▪ Over 150 products under registration process ▪ Commercial capabilities and routes to market outside of Colombia ▪ Key driver for future growth ▪ Continue to Diversify as Colombia Growth Remains Strong ▪ Diversify by region ▪ Diversify by product ▪ Colombia market share growth 2x market growth Ranking Company %Market share 4Q-20 %Market share 4Q-21 %Growth 1 Procaps 2.2% 2.5% 29% 2 Bago Corp 2.1% 2.3% 21% 3 Tecnofarma 1.7% 1.8% 21% 4 Megalabs Corporation 4.8% 5.1% 20% 5 Tecnoquimicas 3.3% 3.4% 17% 6 Astrazeneca 1.4% 1.4% 13% 7 Menarini 1.8% 1.7% 12% 8 Siegfried 1.8% 1.7% 11% 9 Procter & Gamble 2.5% 2.4% 10% 10 Novartis 1.6% 1.5% 9% 11 Pfizer 2.7% 2.6% 7% 12 GSK Corp 3.0% 2.9% 7% 13 Bayer S.A 4.4% 4.1% 5% 14 Abbott 5.0% 4.5% 3% 15 Sanofi 5.4% 4.8% 2% Source: CLOSEUP Dec/21

7 West Palm Beach Facility KEY HIGHLIGHTS: • Integrated R&D and Manufacturing Operations • GMP Quality Control and Micro Laboratories • Research for Advanced Delivery Technologies • End - to - end solutions for Orphan / Fast track development • Specialized in complex oral modalities and differentiated manufacturing technology • Pre - clinical and clinical development for New Molecular Entities FACILITY OVERVIEW: • 86 , 000 sq ft Facility : 20 + manufacturing sites, including high potency compound and hormone suites • Bottle Packaging line • Quality Control systems to support cGMP manufacturing • Last Inspected by FDA in Dec 2019 and desk audit conducted in March 2021 • Fully operational Shubham Automation Serialization and Aggregation Process

8 Funtrition Facility KEY HIGHLIGHTS : • A new plant located in Miramar, FL to meet US gummies customer base • 1st phase to begin in May: logistics , warehousing and offices • 2nd phase during Q2 22: packaging operations • 3rd phase by Q4 22: full gummy manufacturing

9 Table of Contents I. Key Third Quarter 2021 Highlights II. Financial Summary III. Investment Summary IV. Q&A V. Appendix

10 331 410 2021 Source: Procaps Note: (1) Contribution profit is gross profit less sales and marketing expenses Net Revenue Growth (USD mm) Adjusted EBITDA (USD mm) Contribution Profit 1 (USD mm) Net Debt / Adj. EBITDA 85 100 +18% +24% 122 153 +25% 2.4x 1.8x (0.6x) 2020 2020 2020 2020 2021 2021 2021 Strong Year - to - Date Performance ▪ Growth both top line and in profitability vs. 2020 − ~24% growth in net revenue driven by existing brands and rollout of recently launched products − $153 MM contribution profit ▪ Adjusted EBITDA of ~$100M, representing a ~24% margin ▪ Expected mid - teens top line growth and ~$110M adjusted EBITDA for full year 2022 Key Financial Updates

11 SBU Net Revenue (USD mm) 2021 2020 Growth Nextgel 121 106 +14% Procaps Colombia 155 115 +35% CAN 51 4 6 +12% CASAND 54 3 9 +40% Diabetrics 29 2 3 +26% Total Net Revenue $410 $332 +24% Total Adj. EBITDA $100 $85 +18% B2C B2B CDMO Services Diabetes Solutions Rx Drugs and OTC Products Growth Driven By: ▪ Higher demand for products manufactured for third parties ▪ Solid demand for our Rx and OTC brands ▪ New product launches and continued rollout of our existing portfolio in new countries, across every SBU ▪ All business units experienced Robust, double - digit Net Revenue growth Net Revenue Performance by SBU Key Financial Updates

12 Balance Sheet and Cash Position Key Financial Updates ▪ Reprofiling of debt with Private Placement, with a Quick Ratio of 1.1x ▪ The cash on hand yields Net - debt to Adjusted EBITDA of 1.8x ▪ Improved capital structure prepares the way to pursue strategic investments USD$MM 2020* 2021 Short term 115 53% 75 29% Long term 100 47% 179 71% Total gross debt 215 100% 253 100% Put Options 239 0 Total Borrowings 455 253 Cash and equivalents 4 72 Total net debt (2) 211 181 Adjusted EBITDA 85 100 Net debt / EBITDA 2 . 5 x 1 . 8 x Quick Ratio 0 . 5 x 1 . 1 x Total equity (255) (38) * As restated

13 Questions & Answers

Thank You

Investor Relations Contact:

Melissa Angelini
Procaps Group

investor.procapsgroup.com
ir@procapsgroup.com

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15 Appendix

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

(in millions of U.S. dollars except percentages)	For the year ended December 2021	2020	% Change
Loss for the year	**(100.9)**	**(10.5)**	-
Financial expenses, net	78.6	54.5	44.3%
Income tax expense	13.7	11.3	21.3%
Depreciation and amortization	15.1	16.5	-8.4%
EBITDA	**6.6**	**71.8**	**-90.8%**
COVID-19 impact adjustments(1)	**3.8**	**5.2**	-26.9%
Business transformation initiatives(2)		**1.7**	-
Foreign currency translation adjustments(3)	**4.0**	**3.9**	3.1%
Other finance costs adjustments(4)	**0.7**	**2.0**	-65.1%
Transaction expenses(5)	**10.7**	**-**	-
Listing expense(6)	**73.9**	**-**	-
Adjusted EBITDA(7)	**99.7**	**84.6**	**17.8%**
Adjusted EBITDA Margin	**24.3%**	**25.5%**	

Source: Procaps

(1) COVID-19 impact adjustments primarily include: (i) for the year ended December 31, 2021, $1.7 million ($0.5 million for the year ended December 31, 2020) expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) for the year ended December 31, 2021, $0.6 million ($1.2 million for the year ended December 31, 2020) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) for the year ended December 31, 2021, $1.2 million ($0.9 million for the year ended December 31, 2020) expense incurred for certain logistic arrangements to minimize Procaps employees' exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) for the year ended December 31, 2020, $1.4 million additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers' factories and ports of entry worldwide, and additional logistic costs due to delays, (v) for the year ended December 31, 2020, $0.9 million expense of certain one-off financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers' inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) for the year ended December 31, 2021, $0.4 million ($0.2 million for the year ended December 31, 2020) of other miscellaneous expenses resulted from COVID-19 pandemic.

(2) Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the year ended December 31, 2020.

(3) Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries' from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2021 and 2020.

(4) Other finance costs adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5) Transactions expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the closing of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million.

(6) Listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

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Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

(in millions of U.S. dollars except percentages)	For the three months ended 2021	2020	% Change
Loss (income) for the year	**(46.3)**	**9.4**	**-**
Financial expenses, net	(0.6)	14.7	-
Income tax expense	7.4	10.6	-30.5%
Depreciation and amortization	2.0	16.5	-63.3%
EBITDA	**(37.6)**	**40.1**	**-**
COVID-19 impact adjustments(1)	0.6	1.8	-64.5%
Business transformation initiatives(2)		1.7	-
Foreign currency translation adjustments(3)	1.7	(0.2)	-
Other finance costs adjustments(4)	0.5	0.5	-4.4%
Transaction expenses(5)	2.9	-	-
Listing expense(6)	73.9	-	-
Adjusted EBITDA(7)	**42.1**	**42.7**	**-1.6%**
Adjusted EBITDA Margin	**33.2%**	**36.2%**	

Source: Procaps

(1) COVID-19 impact adjustments

(2) Business transformation initiatives consist of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the three months ended December 31, 2020.

(3) Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of the three months ended December 31, 2021, and 2020.

(4) Other finance cost adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5) Transactions expenses

(6) Listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based Payments.

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18 Use of Non - IFRS Financial Measures Use of Non - IFRS Financial Measures Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt - to - LTM Adjusted EBITDA ratio, which are non - IFRS financial information to assess our operating performance across periods and for business planning purposes . We believe the presentation of these non - IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business . These non - IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS . We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization . We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID - 19 pandemic, transaction expenses related to the business combination with Union Acquisition Corp . II, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs adjustments . We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins . None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non - IFRS financial measures . We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt - to - LTM Adjusted EBITDA ratio for operational and financial decision - making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance . EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods . We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - LTM Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision - making, budgeting, evaluating acquisition targets, and assessing our operating performance . EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt - to - LTM Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data . These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS . We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure . Because non - IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt - to - LTM Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies . It therefore may not be possible to compare our use these non - IFRS financial measures with those used by other companies . The following table contains a reconciliation of profit for the period to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for the periods presented. Procaps Group is unable to present a reconciliation of its third quarter 2021 net revenue and Adjusted EBITDA guidance because management cannot reli abl y predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.